FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒   Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

National Bank of Greece S.A.

PRESS RELEASE

2 January 2014

Further to its related detailed Press Release of 25 November 2013, NBG announces that, having obtained approval from the Hellenic Capital Market Commission regarding suitability of Invel Real Estate (Netherlands) II B.V. as new shareholder, the sale and transfer of its 66% stake in subsidiary NBG Pangaea REIC was completed on 30 December 2013.

The completion of the transaction serves NBG’s strategy and further strengthens its capital position. It is estimated that the Bank’s capital adequacy ratio will be enhanced by around 40 basis points as a result of the transaction.

NATIONAL BANK OF GREECE S.A.

Results of the exercise of titles representing share ownership rights (Warrants) — 1st Exercise (27/12/2013)

Further to the announcement of NATIONAL BANK OF GREECE S.A. (hereinafter “the Bank”) dated 16.12.2013 regarding the exercise process of the titles representing share ownership rights (hereinafter the “Warrants”), the Bank announces that following the settlement of participation orders, including the fractional shares, 31,046 Warrants in total on shares issued by the Bank and owned by the Hellenic Financial Stability Fund (HFSF) have been exercised. The exercised Warrants correspond to 255,410 common shares, i.e. to 0.011% of the total share capital, increasing commensurately the Bank’s free float. The total consideration paid by the Warrant holders to the HFSF amounts to EUR 1,117,750.75.

Accordingly, the issued Warrants currently outstanding now amount to 245,748,580 and correspond to 2,022,323,827 shares of the Bank owned by the HFSF, as detailed in the table below:

Number of warrants issued and currently outstanding	245,748,580
Multiplier (number of NBG shares corresponding to the exercise of 1 warrant)	8.22923881005499
Number of common shares owned by the HFSF	2,022,323,827
Number of common shares owned by private investors	374,462,167
Total number of outstanding common shares	2,396,785,994

No fractional balances have arisen from the 1st exercise.

Athens, 30 December 2013

All data and information herein are provided solely for the purposes of information and compliance with legal obligations of National Bank and do not, in any way, constitute provision of investment advice or invitation for investment in the above mentioned securities.

Certain of the information contained herein regarding the warrants are based on the current legislative framework which may change in the future. NBG does not assume any liability for any changes in the legislative framework governing the Warrants.

This release contains certain forward-looking statements, which involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. NBG disclaims any obligation to update any forward-looking statements contained herein, except as required pursuant to applicable law.

This release is not an offer of securities for sale in the USA, Australia, Canada, South Africa, Japan or in any jurisdiction in which such offer would be unlawful. Securities may not be offered or sold in the USA without registration under the US Securities Act of 1933 (the “Securities Act”), unless they exempt from registration. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada, South Africa or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada, South Africa or Japan. The securities referred to herein have not been and will not be registered under the Securities Act or in accordance with the applicable laws of Australia, Canada, South Africa or Japan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 3rd January, 2014

/s/ Petros Christodoulou

(Registrant)

Petros Christodoulou
Deputy Chief Executive Officer